

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

Via E-mail
Kevin W. Hadlock
Chief Financial Officer
Questar Corporation
180 East 100 South, P.O. Box 45433
Salt Lake City, UT 84145-0433

> **Re: Questar Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the quarter ended June 30, 2012**
> **Filed August 1, 2012**
> **File No. 001-08796**

Dear Mr. Hadlock:

We have reviewed your response dated October 12, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended June 30, 2012

1. We note your response to comment 9 from our letter dated September 28, 2012. Please explain to us in more detail why Questar Gas Company credits cost of natural gas sold as gas is injected into underground storage. As the gas has not yet been sold, we are unclear as to why this entry affects cost of gas sold. To assist us in understanding your response and your accounting:

    •   Please tell us when the guaranteed profits provided to Wexpro under the Wexpro Agreement, and profits, if any included in inventory storage and transportation costs attributable to Questar Pipeline, are reflected in your consolidated financial statements.

- Please provide us with a representative example of the journal entries you record when gas is injected into underground storage and also when gas is withdrawn from underground storage.

- Please also provide us with a representative example of related adjusting journal entries made to consolidate your financial statements.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief